TRANS LEASING INTERNATIONAL, INC.

                         SUBSIDIARIES OF THE REGISTRANT


     The following is a list of subsidiaries of the Registrant, all of which are wholly-owned:

1.        Trans Leasing Insurance Services, Inc.
2.        LeaseCard Auto Group, Inc.
3.        Nuvotron, Inc.
4.        TL Lease Funding Corp. III
5.        TL Lease Funding Corp. IV